UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2016

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

As previously reported in a Form 6-K filed by Cellect Biotechnology Ltd. (the “Company”) on October 27, 2016, the Company’s Board of Directors approved an extension of the term of the Company’s Series 1 Warrants until November 21, 2017, subject to certain corporate actions, including obtaining district court and shareholder approval. Without the extension, the Series 1 Warrants would have expired on November 21, 2016. On November 8, 2016, the Company filed an urgent request with the Lod District Court in Israel to approve the convening of a Special General Meeting of its Shareholders (the “Shareholder Meeting”) and a Special General Meeting of its Series 1 Warrant Holders (the “Series 1 Warrant Meeting”) to approve the extension of the term of the Company’s Series 1 Warrants until November 21, 2017. As part of the application, the Company also requested, as temporary relief, that the Court extend the term of the Series 1 Warrants until February 15, 2017. On November 9, 2016, the Court approved the extension of the term of Series 1 Warrants until February 15, 2017 as temporary relief. Furthermore, on November 9, 2016 the court approved the convening of a Shareholder Meeting and a Series 1 Warrants Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni Chief Executive Officer

Date: November 10, 2016